UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-8207

A	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Home Depot FutureBuilder for Puerto Rico

B	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Report of Independent Registered Public Accounting Firm

The Administrative Committee

The Home Depot FutureBuilder for Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia

June 29, 2006

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments	$3,867,332	$2,842,567

Net assets available for benefits	$3,867,332	$2,842,567

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(6,544)	$310,957
Interest and dividend income	37,732	19,534

Total investment income	31,188	330,491

Contributions:
Participants	752,476	643,494
Employer	481,046	421,775

	1,233,522	1,065,269

Total additions	1,264,710	1,395,760

Deductions from net assets attributed to:
Benefits paid to participants	239,945	162,919

Total deductions	239,945	162,919

Net increase	1,024,765	1,232,841

Net assets available for benefits:
Beginning of year	2,842,567	1,609,726

End of year	$3,867,332	$2,842,567

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the “Plan”). Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all associates of Home Depot Puerto Rico, Inc. (the “Company”), a wholly owned subsidiary of The Home Depot, Inc. (the “Parent Company”) and associates of Economy Maintenance Supply Company working and residing in Puerto Rico. Associates are eligible to participate in the Plan for purposes of making elective deferrals after completing 90 days of service. Participants are eligible for the Company’s matching contributions, and temporary associates are eligible to make elective deferrals, on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, nonresident aliens and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associates be eligible to participate in the Plan. The Plan is intended to qualify under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code. The Plan is administered by the Administrative Committee made up of associates of Home Depot U.S.A., Inc. Banco Popular de Puerto Rico has been appointed the Trustee of the Plan.

(b)	Contributions

Participants may contribute up to 10% of annual compensation, on a pretax basis as defined in the Plan, subject to regulatory limitations. Participants may also contribute amounts representing eligible rollover distributions from other retirement plans qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. Additional amounts may be contributed at the option of the Company Board of Directors.

Effective April 15, 2005, the default for the Company’s matching contribution if no direction is given, is the participant’s current investment election with respect to elective contributions. If the participant has made no affirmative investment election with respect to elective contributions, the default is the INVESCO Stable Value Trust.

Employee stock ownership contributions were made solely by the Company and at the discretion of the Home Depot Puerto Rico, Inc. Board of Directors (“ESOP contributions”). The Company made its last ESOP contribution in February 1999.

4	(Continued)

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2005 and 2004

(c)	Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)	Vesting

A participant becomes 100% vested upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is based on years of vesting service. A participant is 100% vested after three years of service.

Vesting for the ESOP contributions and earnings or losses thereon is based on years of service, as follows:

Years of service	Vesting Percentage
3	20%
4	40
5	60
6	80
7 or more	100

(e)	Distributions

Upon death, disability, or termination of service for any other reason, hardship, or attaining age 65, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or securities.

(f)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. Loan terms range from one to four years. The loans bear interest at a rate commensurate with local prevailing rates.

(g)	Forfeited Accounts

Forfeited nonvested account balances are used to pay Plan expenses or reduce future employer contributions. In 2005 and 2004, employer contributions were reduced by forfeitures of $22,287 and $15,075, respectively.

(h)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

5	(Continued)

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2005 and 2004

(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The INVESCO Stable Value Trust contains certain investment contracts for which there is no active trading market, and as such are valued at their fair value as determined by the AMVESCAP National Trust Company. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Parent Company common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date.

Participant loans are carried at cost which approximates fair value.

The Plan’s investments include funds, which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(e)	Fair Value of Financial Instruments

The Plan’s investments are stated at fair value. In addition, the carrying amount of receivables and liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(f)	Reclassifications

Certain amounts in the prior year have been reclassified to conform with the presentation adopted in the current year.

6	(Continued)

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2005 and 2004

(3)	Puerto Rico Income Taxes

The Puerto Rico Department of the Treasury has determined and informed the Company by letters dated January 4, 1999 and April 13, 2005, that the Plan is designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (“IRC”). The Plan has been amended since receiving the last determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(5)	Investments

The Plan’s investments are held by The Northern Trust Company. A description of the Plan’s investment options follows:

•	The Home Depot, Inc. Common Stock – Funds are invested in common stock of The Home Depot, Inc.

•	Barclays Global Investors (“BGI”) Equity Index Stock Fund – Funds are invested in a collective trust that invests in the common stocks included in Standard & Poor’s 500 Index.

•	Dodge & Cox Stock Fund – Funds are invested in shares of a registered investment company that invests in common stocks of companies that the fund’s managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

•	BGI Balanced Fund – Funds are invested in a synthetic fund that invests its assets in the BGI Equity Index Stock Fund and the BGI AGG BD U.S. Debt Fund.

•	Artisan Mid-Cap Fund – Funds are invested in a collective trust that invests in common stocks of mid-sized companies that display strong growth prospects.

•	T. Rowe Price Small-Cap Stock Fund – Funds are invested in shares of a registered investment company that invests in common stocks of smaller, faster-growing companies that are believed to offer strong potential earnings growth or are undervalued.

•	Templeton Foreign Fund – Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the United States.

•	INVESCO Stable Value Trust – Funds are invested in a collective trust that primarily invests in short-term debt obligations that mature within one to three years.

•	INVESCO Fundamental Core Balanced Trust – Funds were invested in a collective trust that invests in a combination of equity and fixed income securities. Effective July 1, 2005, the Investment Committee for the Plan replaced this Trust with the BGI Balanced Fund.

7	(Continued)

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2005 and 2004

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are as follows:

	2005	2004
The Home Depot, Inc. Common Stock	$1,880,905	$1,598,860
INVESCO Stable Value Trust	825,047	520,251
INVESCO Fundamental Core Balanced Trust	—	145,840
BGI Equity Index Stock Fund	217,261	57,071
Participant loans	446,779	249,700

During 2005 and 2004, the Plan’s investments (depreciated) appreciated in fair value as follows:

	2005	2004
Net (depreciation) appreciation in fair value:
The Home Depot, Inc. Common Stock	$(75,283)	$249,586
Collective trust funds	43,075	33,300
Registered investment funds	25,664	28,071

Net (depreciation) appreciation in fair value	$(6,544)	$310,957

(6)	Investment in Master Trust

The assets of the Plan are invested in a Master Trust. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was less than 1%, with The Home Depot FutureBuilder holding the remaining interest.

Summarized financial information of the Master Trust as of December 31, 2005 and 2004 is as follows:

	2005	2004
Assets:
Investments	$2,399,869,862	$2,271,120,324

Receivables:
Participant contributions receivable	123,579	—
Employer contributions receivable	2,073,290	1,050,491
Other receivables	983,857	632,527

Total receivables	3,180,726	1,683,018

Total assets	2,403,050,588	2,272,803,342

Liabilities:
Accrued liabilities	513,083	427,238
Payable to broker	161,213	74,911

Total liabilities	674,296	502,149

Net assets available for benefits	$2,402,376,292	$2,272,301,193

8	(Continued)

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Notes to Financial Statements

December 31, 2005 and 2004

Net assets, investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the twelve-month periods ended December 31, 2005 and 2004 is as follows:

	2005	2004
Investment income:
Appreciation in fair value of investments:
The Home Depot, Inc. Common Stock	$(76,053,489)	$244,278,095
Collective trust funds	27,899,586	40,153,813
Registered investment funds	21,918,432	20,524,668

Net (depreciation) appreciation in fair value of investments	(26,235,471)	304,956,576
Dividends and interest income	31,579,583	23,911,954

Total investment income	$5,344,112	$328,868,530

(7)	Related Party-Transactions

Certain Plan investments include shares of common stock issued by the Parent Company. At December 31, 2005 and 2004, the Plan held a combined total of 46,465 and 37,409 shares valued at approximately $40.48 and $42.74 per share, respectively. Additionally dividends received by the Plan include dividends paid by the Parent Company. These transactions qualify as party-in-interest transactions, since the Parent Company is a member of a controlled group that includes the Plan Sponsor.

(8)	Plan Amendments and Other Plan Changes

Effective January 1, 2005, the Administrative Committee of the Plan adopted an amendment to lower the limit on mandatory cash-out distributions from $5,000 to $1,000.

Effective July 1, 2005, the Investment Committee of the Plan replaced the INVESCO Fundamental Core Balanced Fund with the BGI Balanced Fund.

THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue	Description of investment		Current value
* The Home Depot, Inc. Common Stock	46,465	shares of common stock	$1,880,905
INVESCO Stable Value Trust	825,047	units of collective trust	825,047
BGI Equity Index Stock Fund	5,720	units of collective trust	217,261
Artisan Mid-Cap Fund	3,328	units of collective trust	102,903
BGI AGG BD U.S. Debt Fund	6,347	units of collective trust	82,569
Templeton Foreign Fund	11,101	shares of registered investment company	140,766
Dodge & Cox Stock Fund	737	shares of registered investment company	101,134
T. Rowe Price Small-Cap Stock Fund	2,142	shares of registered investment company	69,968
Participant loans		loans with interest rates ranging from 5.0% to 9.0% and maturity dates through December 31, 2009	446,779

			$3,867,332

*	Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006	The Home Depot FutureBuilder for Puerto Rico

/s/ Ileana L. Connally
	By:	Ileana L. Connally Member of The Home Depot FutureBuilder for Puerto Rico Administrative Committee